CONSENT OF GUSTAVSON ASSOCIATES, LLC

In connection with the technical information attributed to Gustavson Associates, LLC (“Gustavson”) in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the “Form 40-F”) being filed by B2Gold Corp. (the “Company”) with the United States Securities and Exchange Commission, the undersigned, on behalf of Gustavson, hereby consents to reference to Gustavson’s name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1)	the report dated June 8, 2012 entitled, “NI 43-101 Technical Report on Resources: Gramalote Project: Providencia, Colombia” (the “Gramalote Report”);
2)	the Company’s management information circular dated November 19, 2012 which includes information relating to the Gramalote Report and the properties described therein; and
3)	the Company’s annual information form dated March 28, 2013 which includes information relating to the Gramalote Report and the properties described therein.

Date: April __, 2013

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407-4062 FAX +1 (720) 407-4067
http://www.gustavson.com gustavson@gustavson.com